Exhibit 99.2

CALEDONIA MINING CORPORATION PLC

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR – SOLICITATION OF PROXIES

APRIL 21, 2016

TABLE OF CONTENTS
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	3
SOLICITATION OF PROXIES	3
RE-DOMICILE AND CHANGE IN REPORTING CURRENCY	3
APPOINTMENT AND REVOCATION OF PROXIES	3
EXERCISE OF DISCRETION BY PROXIES	4
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	4
RECORD DATE	4
QUORUM REQUIREMENTS	4
VOTING BY REGISTERED SHAREHOLDERS	4
NON REGISTERED SHAREHOLDERS	5
INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	6
PRESENTATION OF FINANCIAL STATEMENTS	6
REAPPOINTMENT OF DIRECTORS	7
Bankruptcy, Insolvency and Cease Trade Order	8
APPOINTMENT OF AUDITORS	8
OTHER MATTERS TO BE ACTED UPON	8
PERFORMANCE GRAPH	9
EXECUTIVE COMPENSATION	10
Compensation Discussion and Analysis	10
Option-based awards	11
Compensation governance	11
Independent Compensation Consultant	11
Compensation Consultant Fees	11
Summary Compensation Table	12
Outstanding share based awards and option based awards	13
Termination and Change of Control Benefits	13
DIRECTOR COMPENSATION TABLE	14
CORPORATE GOVERNANCE PRACTICE	15
Mandate of the Board	15
Director Tenure	15
Board Composition	15
Majority Voting Policy	16
Diversity	16
Board Committees	16
Audit Committee	16
ADDITIONAL INFORMATION	17
APPROVAL	18
APPENDIX "A"	19
APPENDIX "B"	24

CALEDONIA MINING CORPORATION PLC
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders of Caledonia Mining Corporation Plc (the "Company") will be held on Friday, May 20, 2016 at 10:00 a.m. (UK time) at 43/45 La Motte Street, St Helier, Jersey JE4 8SD, Channel Islands to consider and, if thought fit, pass, with or without amendments, the following resolutions as ordinary resolutions:
1.	To receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2015, together with the report of the auditor thereon;
2.	To reappoint each of the following directors of the Company for the ensuing year, each such resolution to be proposed as a separate resolution:
(a)	Leigh A. Wilson, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(b)	Steven Curtis, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(c)	Mark Learmonth, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(d)	James Johnstone, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(e)	John Kelly, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director;
(f)	Johan Holtzhausen, who retires in accordance with article 72.1 of the articles of association of the Company and, being eligible, offers himself for reappointment as a director; and
3.	To reappoint the auditor of the Company for the ensuing year provided that the auditor is authorized under Jersey law to act as the auditor of the Company or, if it is not so authorised, to appoint KPMG Channel Islands Limited or, failing that, KPMG Audit Plc as the auditor of the Company and authorize the directors to fix its remuneration.
April 15, 2016 has been chosen as the record date for determining those shareholders of the Company entitled to receive notice of the Meeting.  The accompanying management information circular (the "Circular") provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.
To be entitled to attend and vote at the Meeting, shareholders must be registered in the register of members of the Company at 10:00 a.m. (UK time) on Wednesday, May 18, 2016 (or, in the event of any adjournment, 48 hours prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting.  Shareholders have a right to ask questions at the Meeting.
In order to ensure representation at the Meeting, registered shareholders must complete the enclosed form of proxy and submit it as soon as possible but not later than 10:00 a.m. (UK time) on Wednesday, May 18, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee) as set out in the accompanying Circular.

Non‑registered shareholders or shareholders that hold their shares in the name of a "nominee", such as a bank, trust company, securities broker or other financial institution, must seek instructions from their nominee as to how to complete their form of proxy and vote their shares. Non‑registered shareholders will have received the accompanying Circular in a mailing from their nominee, together with the appropriate form of proxy or voting instruction form. It is important that non‑registered shareholders adhere to the voting instructions provided to them by their nominee.
DATED as of the 21st day of April, 2016.
By order of the Board of Directors
CALEDONIA MINING CORPORATION PLC

(signed) "Leigh A. Wilson"

Leigh A. Wilson
Chairman

CALEDONIA MINING CORPORATION PLC
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES
This management information circular (the "Circular") is provided in connection with the solicitation of proxies to be used at the annual general meeting of shareholders ("Shareholders") of Caledonia Mining Corporation Plc (the "Company") to be held on Friday May 20, 2016 at 10:00 a.m. (UK time) at 43/45 La Motte Street, St Helier, Jersey JE4 8SD, Channel Islands or at any adjournment thereof (the "Meeting") for the purposes set forth in the Company's notice of annual general meeting dated as of April 21, 2016 (the "Notice of Meeting").
The enclosed proxy is being solicited by the management of the Company. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, by facsimile, by the internet, by advertisement or by other personal contact by directors, officers and other employees of the Company. The entire cost of the solicitation will be borne by the Company.
Unless otherwise indicated, the information contained in this Circular is given as at April 21, 2016.
RE-DOMICILE AND CHANGE IN REPORTING CURRENCY
With effect from March 19, 2016, the Company re-domiciled from Canada to Jersey, Channel Islands.  Although the Company is domiciled in Jersey, Channel Islands for legal and tax purposes, Caledonia's shares continue to be listed on the Toronto Stock Exchange and accordingly the Company remains subject to the requirements of National Instrument 54-101– Communication with Beneficial Owners of Securities of a Reporting Issuer, in terms of which this Circular has been prepared.
On December 16, 2015 Caledonia advised that the reporting currency for all future financial reporting commencing with the financial results for the quarter and year ended December 31, 2015 will be the United States dollar instead of the Canadian dollar.  Accordingly, unless otherwise indicated, all amounts in the Notice of Meeting are denominated in United States dollars.
APPOINTMENT AND REVOCATION OF PROXIES
A Shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy (or proxies) to attend, speak and vote instead of that Shareholder and a proxy need not be a Shareholder. The persons named in the enclosed form of proxy are directors of the Company ("Directors").  A Shareholder desiring to appoint some other person to represent him, her or it at the Meeting may do so by inserting such person's name, who need not be a Shareholder, in the blank space provided in the form of proxy and striking out the names of the persons specified or by completing another proper form of proxy.  Proxies may also be submitted electronically pursuant to the instructions which accompany this Circular.  In all cases, the completed proxy is to be deposited at, or supplied to, the offices of Computershare Investor Services Inc. ("Computershare"), 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 by not later than 10:00 a.m. (UK time) on Wednesday, May 18, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting (or such earlier time as required by the applicable nominee).
A Shareholder giving a proxy has the right to revoke the proxy by instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing and deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the date of the Meeting, or any adjournment thereof, or in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES
The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them.  In the absence of such direction, such shares will be voted FOR all of the matters referred to in the Notice of Meeting and FOR the reappointment of the relevant Directors.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
On April 21, 2016, the Company had issued and outstanding 52,185,946 common shares (each, a "Common Share"), each carrying the right of one vote per share.
To the knowledge of the Directors and officers of the Company, other than as set out below, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the votes attached to all Common Shares.  Allan Gray Proprietary Limited, a South African investment fund manager, has disclosed that two funds of which it is the manager beneficially own, directly or indirectly, and that it exercises control or direction over, 7,039,000  Common Shares, representing 13.5% of the issued and outstanding Common Shares.
RECORD DATE
The board of Directors ("Board of Directors" or the "Board") has fixed the record date as April 15, 2016 for the purpose of determining who is entitled to receive Notice of Meeting.  Shareholders entitled to vote at the Meeting will be the Shareholders registered in the register of members at 10:00 a.m. (UK time) on Wednesday, May 18, 2016 (or, in the event of any adjournment, 48 hours prior to the time of the adjourned Meeting), and transfers registered after that time shall be disregarded in determining entitlements to attend and vote at the Meeting.  The failure of any Shareholder to receive the Notice of Meeting will not deprive the Shareholder of the right to vote at the Meeting.
QUORUM REQUIREMENTS
The quorum requirement for the Meeting is that there be two Shareholders present in person or by proxy together holding or representing by proxy not less than 5% of the issued shares of the Company.  As the Company has 52,185,946 Common Shares issued the requirement for the Meeting will be that there be shareholder representation of at least 2,609,298 Common Shares.
VOTING BY REGISTERED SHAREHOLDERS
A registered Shareholder is a person whose shares are registered directly in its own name in the register of members maintained for the Company by the transfer agent and registrar, Computershare.
In order to ensure representation at the Meeting, registered Shareholders must complete, date and sign the enclosed form of proxy, or other appropriate form of proxy and, in either case: (i) deliver the completed proxy to the Company's transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 in the addressed envelope enclosed; or (ii) submit the completed proxy to Computershare, facsimile number (416) 263‑9524 or 1‑866‑249‑7775, by no later than 10:00 a.m. (UK time) on Wednesday, May 18, 2016 or 48 hours prior to the time of any adjournment or postponement of the Meeting.

NON‑REGISTERED SHAREHOLDERS
Only registered Shareholders or duly appointed proxy holders are permitted to vote at the Meeting.  Most Shareholders are "non‑registered" shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the "Non‑Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non‑Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self‑administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co, the nominee of CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.  Non‑Registered Holders are advised that only proxies from Shareholders of record will be recognized and voted at the Meeting.  In accordance with the requirements as set out in National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non‑Registered Holders.
Intermediaries are required to forward the Meeting Materials to Non‑Registered Holders unless a Non‑Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non‑Registered Holders.  Generally, Non‑Registered Holders who have not waived the right to receive Meeting Materials will either:
(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non‑Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non‑Registered Holder when submitting the proxy. In this case, the Non‑Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company's registrar and transfer agent as provided above; or
(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non‑Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre‑printed form. Sometimes, instead of the one page pre‑printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar‑code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non‑Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.
In either case, the purpose of this procedure is to permit a Non‑Registered Holder to direct the voting of the shares which they beneficially own.  Should a Non‑Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non‑Registered Holder should strike out the names of the management proxy holders named in the form and insert the Non‑Registered Holder's name in the blank space provided.
Holders of depositary interests relating to the Common Shares (the "Depositary Interests") shall be invited to attend the Meeting by Computershare Company Nominees Limited in its capacity as custodian for the Depositary Interests and on behalf of the Company. If you are a holder of Depositary Interests, please fill in the form of instruction (the "Form of Instruction") provided and return such Form of Instruction to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. The completion and return of the Form of Instruction will not preclude you from attending the Meeting and voting in person if you so wish. Should you wish to attend the Meeting and/or vote at the Meeting please notify Computershare Investor Services PLC in writing at the address above or email !UKALLDITeam2@computershare.co.uk.
In all cases, Non‑Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

ELECTRONIC VOTING INSTRUCTIONS VIA THE CREST VOTING SYSTEM

Depositary Interest holders who are CREST members and who wish to issue instructions through the CREST electronic voting appointment service may do so by using the procedures described in the CREST manual (available from www.euroclear.com/CREST).  CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting services provider(s), who will be able to take the appropriate action on their behalf.

In order for instructions made using the CREST service to be valid, the appropriate CREST message (a CREST Voting Instruction) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited ("EUI") and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it relates to the voting instruction or to an amendment to the instruction given to Computershare Investor Services PLC must, in order to be valid, be transmitted so as to be received by Computershare Investor Services PLC (CREST ID 3RA50) not less than 72 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the CREST voting instruction by the CREST applications host) from which Computershare Investor Services PLC is able to retrieve the CREST voting instruction by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the transmission of CREST voting instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that the CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a CREST voting instruction is transmitted by means of the CREST service by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

You may not use any electronic address provided in this document to communicate with the Company for any purposes other than those expressly stated.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
Other than the reappointment of Directors, none of the Directors or executive officers of the Company, none of the persons who have been Directors or executive officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
PRESENTATION OF FINANCIAL STATEMENTS
The Company's audited consolidated financial statements for the financial year ended December 31, 2015, together with the report of the auditor thereon, will be placed before the Meeting. The annual audited consolidated financial statements of the Company are available on SEDAR at www.sedar.com or on the Company's website at www.caledoniamining.com.  No vote with respect thereto is required or will be taken.
REAPPOINTMENT OF DIRECTORS
Following the resignation of David N. Henderson with effect from 15 April 2016, the Board of Directors comprises six members, all of whom will be standing for reappointment at the Meeting.  The Board has determined that the number of Directors to be appointed at the Meeting is six. All directors so appointed will, subject to the articles of association of the Company and to applicable laws, hold office until the close of the next annual general meeting of Shareholders, or until their respective successors are appointed.

The following table sets forth for all persons proposed to be nominated for appointment as Directors, the positions and offices with the Company now held by them, their present principal occupation and principal occupation(s) for the preceding five years, the periods during which they have served as Directors, their respective status as an independent or non‑independent Director, and the number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as of April 21, 2016.
Name, Office Held and Municipality of Residence	Principal Occupations during past 5 years	Director Since and Independence Status	Number of Common Shares* As of April 21, 2016
Leigh A. Wilson(1)(2)(3)(4)(7)(8)(9) Director Stuart, Florida, USA	Chairman of the Victory Portfolios (investment funds).	2012 Independent	72,500
Steven Curtis(5)(7) President & Chief Executive Officer & Director Johannesburg, South Africa	President and Chief Executive Officer of the Company and director of various subsidiary companies; prior to November 17, 2014 Vice President Finance and Chief Financial Officer of the Company.	2008 Non‑Independent	365,000
James Johnstone(2)(4)(6)(7)(8) Director Gibsons, British Columbia, Canada	Retired. Formerly, Chief Operating Officer of the Company and director of various subsidiary companies until September 30, 2006.	1997 Independent	40,000
Mark Learmonth(5)(7) Director Jersey, Channel Islands	Vice President Finance and Chief Financial Officer of the Company; prior to November 2014, Vice President Corporate Development and Investor Relations with the Company.	2014 Non-Independent	224,320
John Kelly(1)(2)(3)(7) Director New Canaan, Connecticut USA	Partner, EndGate Commodities LLC (commodities trading services); prior to August 2014, Chief Operating Officer of Liquidnet Holdings, Inc. (electronic institutional equities trading); prior to December 2011, Managing Partner of CrossRoad LLC (strategy consulting).	2012 Independent	57,465
Johan Holtzhausen (1)(2)(4))(5)(6)(7)(8) Director Western Cape, South Africa	Business consultant and ex audit partner of KPMG Inc.	2013 Independent	Nil
Notes:
(1)  Member of Audit Committee.
(2)  Member of Compensation Committee.
(3)  Member of Corporate Governance Committee.
(4)  Member of Nominating Committee.
(5)  Member of Disclosure Committee.
(6)  Member of Technical Committee.
(7)  Member of Strategic Planning Committee.
(8)  Member of Life of Mine Committee.
(9)  Chairman of the Board of Directors.

*The information in this Circular as to shares beneficially owned or controlled or directed not being within the knowledge of the Company has been furnished by the respective nominees individually.
All of the nominees are now members of the Board of Directors and have been since the dates indicated above.  The persons designated in the enclosed proxy form, unless instructed otherwise, intend to vote FOR the reappointment of the above nominees.  Management does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Bankruptcy, Insolvency and Cease‑Trade Order
To the knowledge of the Company, except as noted below, none of the nominees:
(a)	is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director, chief executive officer or chief financial officer of a corporation that: (i) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation which was in effect for a period of more than 30 consecutive days that was issued while the nominee was acting in the capacity of director, chief executive officer or chief financial officer; or (ii) was subject to a cease trade order, an order similar to a cease trade order or an order which denied the relevant corporation access to any exemption under securities legislation that was issued after the nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer;
(b)	is, as of the date of this Circular, nor has been within ten years before the date of this Circular, a director or executive officer of any corporation, including the Company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the nominee.
Mr John Kelly served as a director of Halo Technology Holdings ("Halo"), an SEC reporting company that traded on the OTC bulletin board, from April 18, 2005 through October 20, 2006. Halo filed for chapter 11 bankruptcy (US Bankruptcy Code) on August 21, 2007.
At the date of this Circular Johan Holtzhausen is also a director of a public issuer, being DRDGOLD Limited.
APPOINTMENT OF AUDITORS
The Shareholders will be asked to vote for the reappointment of KPMG Inc. as auditors of the Company to hold office until the next annual general meeting of Shareholders or until their successors are duly appointed, at remuneration to be settled by the Board of Directors.  KPMG Inc. has been the auditor of the Company since April 30, 2013.
The persons named in the enclosed form of proxy, if named as proxy, intend to vote IN FAVOUR of the resolution regarding the reappointment of KPMG Inc. (or its successor noted above) as the Company's auditor and the authorization of the Directors to fix the auditors' remuneration unless a Shareholder has specified in his proxy that his shares are to be voted against such resolution.
OTHER MATTERS TO BE ACTED UPON
The management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

EQUITY COMPENSATION PLAN INFORMATION
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at 21 April 2016	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by securityholders	972,920	Can$0.847	4,245,674
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	972,920	Can$0.847	4,245,674

PERFORMANCE GRAPH
The following graph and table (in Canadian dollars) compares the year‑end value of the Common Shares of the Company with the S&P/TSX Composite Total Return Index as at December 31, of each year for the last five years on the basis of cumulative total return, assuming a $100 investment on January 1, 2011:
	1/1/2011	1/1/2012	1/1/2013	1/1/2014	1/1/2015	31/12/2015
S&P/TSX Total Composite Index	$100.00	$89.91	$93.59	$101.40	$108.96	$96.85
Caledonia Common Shares	$100.00	$53.33	$66.67	$56.67	$56.67	$67.01

Over the period 1 January 2011 to 31 December 2015, the total return on Caledonia's common shares fell by 33%; over the same period total compensation paid to NEOs (defined below) increased by 13%.  Other than the value accruing to NEOs on the share options that have been granted, the remuneration of NEOs has not been related to the performance of the company's Common Shares.

EXECUTIVE COMPENSATION
A named executive officer ("NEO") means each of the following individuals:
(a)	the Chief Executive Officer;
(b)	the Chief Financial Officer;
(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than Can$150,000, as determined in accordance with subsection 1.3(6) of form 51‑102F6, for that financial year.
Compensation Discussion and Analysis
As at December 31, 2015, the NEOs consist of: (i) Steve Curtis, President and Chief Executive Officer (ii) Mark Learmonth, Chief Financial Officer; (iii) Caxton Mangezi, General Manager and Director of the Blanket Mine; (iv) Trevor Pearton, VP Exploration; and (v) Dana Roets, Chief Operating Officer.
The Company pays and rewards its NEOs in the amounts specifically detailed below.  The following comments with respect to the remuneration of the NEOs are provided pursuant to the requirements of National Instrument 51‑102 – Continuous Disclosure Obligations ("NI 51‑102"):
(a)	In providing the compensation, and structuring it with the various elements, the Company's objective is to reward the NEOs generously enough that they are sufficiently happy with their remuneration that they are keen to stay in the service of the Company and motivated to provide the highest quality services possible.
(b)	The compensation packages of the NEOs contain various elements. The remuneration for each of Messrs. Curtis, Learmonth, Mangezi, Pearton and Roets in 2015 consists of a salary and discretionary bonus. Following the approval of the Omnibus Equity Incentive Plan (the "Plan") by Shareholders at the annual shareholder meeting held on May 14, 2015, the NEOs also participate in a Long Term Incentive Plan ("LTIP"), however the first award in terms of this plan were made in early 2016 and are therefore not reflected in compensation packages for 2015. NEOs also hold share purchase options which were issued in previous years in terms of the share option scheme which preceded the Plan. All components of executive remuneration are recommended to the Compensation Committee by the CEO for approval.
(c)	Pursuant to the approval of the Plan by Shareholders, in early 2016 the Company made LTIP awards to NEOs in the form of Restricted Share Units ("RSUs") and Performance Share Units ("PSUs"). To avoid equity dilution for shareholders, RSUs and PSUs will be settled in cash, reflecting the prevailing Company share price at the maturity of the award and no shares will be issued as a result of the LTIP awards. The awards are intended to create a high degree of alignment between the remuneration of the Company's senior management team and the interests of Shareholders. Accordingly, 80% of the award value for each participant is made up of PSUs. The final number of PSUs which vest on maturity of the award will be adjusted to reflect the actual performance of the Company in terms of three criteria. all of which are incorporated in the Revised Investment Plan which was announced on 3 November 2014: progress on the sinking of the Central Shaft; gold production and production costs. The number of RSUs (which make up 20% of the total award for each participant) that vest will not change according to performance.
(d)	The total annual LTIP award for Messrs. Learmonth, Mangezi and Roets is 20% of basic salary; the total annual LTIP award for Mr Curtis is 30% of his basic salary. For Messrs. Curtis, Mangezi and Roets, an immediate award was made in January 2016 covering the 3 years 2016 to 2018; further PSUs awards relating to 2019 and 2020 will be made on the third and fourth anniversaries of the initial grants at which time new performance criteria will be established. Mr Learmonth received a one year award covering 2016 only; a further award was made to Mr Learmonth in March 2016 relating to 2017 and 2018. Mr. Learmonth will also receive additional PSUs awards relating to 2019 and 2020. In all cases, RSUs and PSUs will vest on the third anniversary of the respective award grant dates.

(e)	Mr Curtis was also paid the same per annum Directors' fees of Can$45,000 per annum that was paid to all of the Directors until July 2015. Thereafter neither of the two executive Directors (Messrs. Curtis and Learmonth) received a fee in respect of being a Director.
(f)	The various elements of the compensation of the NEOs have been chosen to make the compensation packages competitive with what is offered by other comparable companies. The actual amounts are settled by negotiations with the NEOs from time to time.
Notwithstanding the fact that the value of the Common Shares have, in some years, declined on the markets on which the Common Shares trade, the compensation levels of the Company's NEOs have increased by amounts which were at, or in excess of, the inflation rates experienced in the countries in which the Company conducts its business activities and in which its shares trade.  Other than the value accruing to NEOs as a result of the effect of share price movements on the value of their LTIP awards, the compensation of the Company's NEOs is not determined in relation to the prices at which its Common Shares have traded.
Option-based awards
Share option awards were granted to NEOs in previous years at the discretion of the Compensation Committee pursuant to the terms of the share option plan which was replaced by the new Plan, which was adopted in May 2015 after Shareholder approval had been obtained.   No further grants of options to NEOs are envisaged in terms of the new Plan.  No restrictions are placed on the ability of NEOs to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the NEO.
Compensation governance
The Company has a Compensation Committee ("Committee") which is presently comprised of the following directors: Leigh Wilson, John Kelly, Johan Holtzhausen and James Johnstone.  All material issues with respect to compensation of the Directors and officers are considered by the Committee.  One or more of the Committee members has direct experience that is relevant to his responsibilities in executive compensation due to either current or past work exposures at a senior level. The Committee has the skills and experience that enables it to make decisions on the suitability of the Company's compensation policies and practices and when it feels it does not have sufficient skills it recruits the services of suitably qualified advisors. The Committee obtains recommendations from the CEO for salary adjustments of NEOs and either approves the recommendation or seeks external advice to support the recommendations made.  The Committee has considered the risks associated with the Company's compensation policies and practices.
Independent Compensation Consultant
In 2014 and 2015, the Committee retained Hugessen Consulting Inc. ("Hugessen"), an independent compensation consultant.  Hugessen provided advice on executive compensation matters, including information, analyses and recommendations to the Committee on the various components of the Company's executive compensation programs, as described in this Circular. During the early part of 2016, Hugessen also provided advice on the remuneration of non-executive Directors.
All of the Committee's recommendations to the Board with respect to the amount or form of executive and Director compensation are made by the Committee alone.  Those recommendations may reflect factors and considerations other than the information and advice provided by Hugessen.

Compensation Consultant Fees
Consultant	Type of Work	2015 Fees	2014 Fees ($)
Hugessen	Executive Compensation-Related Fees	46,360	83,221
	All Other Fees	-	-
Total		46,360	83,221
Executive Search d'Afrique	Executive Compensation-Related Fees	-	7,899
	All Other Fees	-	-
Total		-	7,899

Summary Compensation Table
Name and principal position	Year	Salary ($)	Share based awards ($)	Option-based awards	Non‑equity incentive plan compensation ($)		Pension value ($)	All other compensation	Total compensation
(a)	(b)	(c)	(d)	(e)	(f)		(g)	(h)(4)	(i)
					Annual incentive plans (1)	Long term incentive plans (1)
Steve Curtis(2) President and Chief Executive Officer	2015 2014 2013	428,637 410,085 319,117	- - -	- - -	- 60,012 51,990	- - -	- - -	180,255 40,758 33,980	608,892 510,855 405,087
Dana Roets Chief Operating Officer	2015 2014 2013	418,182 400,083 115,859	- - -	- - -	- 60,012 10,004	- - -	- - -	138,000 - -	556,182 460,095 125,863
Mark(3) Learmonth Chief Financial Officer	2015 2014 2013	360,000 275,057 174,687	- - -	- - -	- 60,012 24,955	- - -	- - -	154,000 - -	514,000 335,069 199,642
Caxton Mangezi General Manager and Director of the Blanket Mine	2015 2014 2013	348,400 335,069 295,457	- - -	- - -	- 27,922 43,400	- - -	- - -	190,002 10,002 10,833	538,402 372,993 349,690
Trevor Pearton VP Exploration	2015 2014 2013	224,773 215,045 156,994	- - -	- - -	- 17,921 13,475	- - -	- - -	18,656 - -	243,429 232,966 170,469

(1)	Amounts earned as non-equity incentive payments were paid during the year to which they relate, or shortly afterwards, in the following year. No awards were made in terms of long term incentive plans.
(2)	Appointed Chief Executive Officer on November 18, 2014. Prior thereto, Chief Financial Officer.
(3)	Appointed Chief Financial Officer on November 18, 2014. Prior thereto, Vice President Business Development and Investor Relations.
(4)	The amount shown in (h) for 2013 and 2014 relates to directors fees paid to the NEOs; the amount shown for 2015 relates to bonuses paid to NEOs. No director fees were paid to NEOs in 2015.

Outstanding share‑based awards and option‑based awards
This table shows, for each NEO, all awards outstanding as at December 31, 2015.
		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexcercised options (un-consolidated) (#)	Option exercise price (Canadian dollars)	Option expiration date	Value of unexercised in-the-money options (Canadian dollars) (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (Canadian dollars)	Market or payout value of vested share-based awards not paid out or distributed (Canadian dollars)
Steve Curtis	120,000 250,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	‑	- -	- -	- -
Mark Learmonth	89,200 150,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	- -	- -	- -	- -
Trevor Pearton	25,000 25,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	- -	- -	- -	- -
Caxton Mangezi	100,000 200,000	0.90 1.30	Aug 31, 2017 Jan 31, 2016	- -	- -	- -	- -
Dana Roets	100,000	0.72	Nov 21, 2018	-	-	-	-

(1)	Values are calculated based on the difference between the option exercise price per share and Can$0.784, the closing price of the Company's shares on the TSX on December 31, 2015.
(2)	The options shown which are exercisable at $1.30 per share were granted to the NEOs on January 31, 2011. On that date the closing price of the Company's shares on the TSX was $1.30 per share.

Termination and Change of Control Benefits
Mr. Learmonth has entered into an employment agreement effective March 1, 2016 with the Company and each of Messrs. Curtis, Roets and Pearton has entered into an employment agreement effective January 1, 2014 with Greenstone Management Services Proprietary Limited (which was renamed "Caledonia Mining South Africa Proprietary Limited" during 2015), a wholly owned subsidiary of the Company, and Mr. Mangezi has an employment agreement with Blanket Mine (1983) Private Ltd (collectively, the "Employment Agreements").   Pursuant to the Employment Agreements, Messrs. Curtis, Roets, Learmonth, Pearton and Mangezi are each entitled to certain payments following or in connection with a termination, resignation, retirement or change of control.
In the event of termination, the Employment Agreements require payment of: (i) one month's pay per year of service, pro-rated for part years' service and calculated on the basis of his current remuneration package; (ii) short term and long term incentives accrued to the last day of employment; and (iii) accumulated but unpaid leave accrued to the last day of employment; (iv) less any amounts owing to the Company.  In the event of a termination: (a) by the Company, occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability, or (b) by the applicable NEO, in certain circumstances occurring within 24 months following a change of control of the Company, such NEO would be entitled to receive, in addition to any other entitlements upon termination: (i) accrued and unpaid amounts of short term incentives and long term incentives; (ii) a lump sum payment equal to 24 months' pay and; (iii) annual leave accrued.
The following table indicates the estimated termination payment entitlements for applicable NEOs in the event of a termination: (a) in the absence of just cause, in the event of a termination of the NEO by the Company on the last day of 2015; and (b) in the event of a termination of the NEO by the Company occurring upon or within 24 months following a change of control of the Company, other than for cause, death or disability.

	Termination in the absence of just cause	Termination following a change of control
Steven Curtis	$349,723	$897,663
Mark Learmonth	$335,096	$898,846
Dana Roets	$118,524	$870,671
Trevor Pearton	$293,692	$484,124
Caxton Mangezi	$1,346,350	$764,870

DIRECTOR COMPENSATION TABLE
This table shows all amounts of compensation paid or provided to Directors, other than the NEOs whose compensation is detailed in the Summary Compensation Table on page 12, for the Company's financial year ended December 31, 2015.
Name	Directors Fees earned ($)	Share based awards ($)	Option-based awards ($)	Non‑equity incentive plan compensation ($)	Pension value ($)	All other Compensation ($)	Total ($)
James Johnstone	35,204	–	-	–	–	–	35,204
Leigh Wilson	39,115	–	-	–	–	–	39,115
Richard Patricio	24,447						24,447
John Kelly	39,115	–	-	–	–	–	39,115
Johan Holtzhausen	35,204	--		-	-	-	35,204
David Henderson	8,801		24,300(1)				33,101

(1)	The share purchase options shown were granted to Mr. Henderson on December 22, 2015 and expire on December 22, 1, 2020. They were all fully vested at the date of being granted and are all exercisable at $0.74 per share. The fair value is calculated using the Black Scholes methodology using the following assumptions:
• Risk‑free interest rate – 0.53%
• Dividend yield – 6.8%
• Expected stock price volatility – 41.22%
• Expected option life in years – 5 years
• Fair value at grant date ‑ $0.27
The Company has a long‑term incentive plan in terms of the Omnibus Executive Incentivisation Plan which was approved by Shareholders on May 14, 2015 and which supersedes the preceding share option plan.  The Directors are eligible to receive awards in terms of the plan, but no awards have been made.
The Committee reviews the compensation paid to Directors annually. Based on compensation paid to Directors at other companies comparable to Caledonia and on the additional risks and responsibilities assumed by the Directors it recommends compensation paid to the Directors.  Since June 1, 2009 the fees have been a flat fee per year (Can$45,000 as of July 1, 2013, changing to be dominated in United States dollars in 2016) plus reimbursement for out‑of‑pocket expenses incurred in relation to attendance at Board or committee meetings.
No restrictions are placed on the ability of Directors to purchase financial instruments which are designed to hedge or offset a decrease in the market value of equity securities or options granted as compensation or held by the Director.
Since June, 2003 the Company has maintained Directors and Officers Liability insurance for Directors and officers of the Company and its affiliates.  The present coverage is of Can$15,000,000 per occurrence and in the aggregate. The annual premium for such Directors and Officers Liability insurance is Can$59,918.
CORPORATE GOVERNANCE PRACTICE
The Company is subject to Canadian National Instrument 58‑101 ‑ Corporate Governance Disclosure ("NI 58‑101").  NI 58‑101 requires a company to include in its management information circular the disclosure required by Form 58‑101F1.  Appendix "A" provides certain corporate governance disclosure in respect of the Company.

Mandate of the Board
The Board of Directors is responsible for the overall stewardship of the Company, and has full power and authority to manage and control the affairs and business of the Company.  The mandate of the Board of Directors is detailed in the "Charter of the Board of Directors" which can be viewed on the Company's website.
Amongst other things, the Board is responsible for:
1.	supervising the officers of the Company in their management of the business and affairs of the Company;
2.	adoption of and managing the Company's strategic planning process;
3.	identifying and managing principal risks to the Company's business;
4.	succession planning including the appointment, training, monitoring and appraisal of senior officers of the Company;
5.	overseeing the administration of a policy for communications by the Company with Shareholders, the investment community, the media, governments and the general public;
6.	examination, through its Audit Committee, of the effectiveness of the Company's internal control processes and management information systems. The Board consults with the VP Finance and management of the Company to ensure the integrity of these systems;
7.	developing position descriptions and terms of reference for the Board, the President and Chief Executive Officer and the committees of the Board; and
8.	ensuring that Directors may hire outside advisors, at the expense of the Company, in appropriate circumstances.
The Board holds regular meetings and additional meetings to address special items of business.  The frequency of meetings, as well as the nature of agenda items, changes depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces. On average the Board has met approximately 7.4 times per year during the past five years.  In 2015 the Board met 9 times.
As part of the Board's responsibility for the strategic planning process of the Company, the Board considers and, where appropriate, adopts the goals of the business that are proposed by management and the strategies and policies within which the Company is managed.  Management is required to seek the approval of the Board for material deviations, financial or otherwise, from the approved business goals, strategies and policies of the Company.
Director Tenure
It is proposed that each of the persons appointed as a Director at the Meeting will serve until the close of the next annual general meeting of the Company or until his successor is elected or appointed. The Board of Directors has not adopted a term limit for Directors.  The Board believes that the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members.  The Board relies on an annual Director assessment procedure in evaluating Board members and believes that it can best strike the right balance between continuity and fresh perspectives without mandated term limits.
Board Composition
The Board believes that the extensive knowledge of the Company's business by both the independent and the non‑independent Directors is beneficial to the other Directors and their participation as Directors contributes to the effectiveness of the Board.  The Board further believes that the business knowledge and experience, particularly in the context of activities in Southern Africa, brought by Messrs. Curtis and Holtzhausen is most valuable to the other Directors as a whole.
The Board considers that its current composition is efficient and appropriate considering the extent of the Company's activities and the location of the properties on which most of its activities are conducted.  The Board has concluded that four (4) of the six (6) Directors, Messrs. Wilson, Johnstone, Holtzhausen and Kelly are independent Directors within the meaning of the NI 58‑101 definitions.

Majority Voting Policy
The Board of Directors has adopted a Majority Voting Policy dated February 15, 2013 (the "Majority Voting Policy").  Pursuant to the Majority Voting Policy, if a Director nominee has more votes withheld than are voted in favour of him or her, such nominee must forthwith submit his or her resignation to the Board of Directors, effective on acceptance by the Board. The Board will refer the resignation to the Governance Committee for consideration. The Board will promptly accept the resignation unless the Governance Committee determines that there are extraordinary circumstances relating to the composition of the Board of Directors or the voting results that should delay the acceptance of the resignation or justify rejecting it. In any event, the resignation will be accepted (or in rare cases rejected) within 60 days of the meeting.  Following the Board of Directors' decision on the resignation, the Company will promptly issue a press release disclosing the Board's decision.  The Majority Voting Policy does not apply to an election that is contested.
Diversity
The Nominating Committee considers diversity in the composition of the Board of Directors and periodically reviews the composition of the Board as a whole to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of diversity, knowledge, experience, skills and expertise required for the Board as a whole.  Accordingly, while the Board of Directors has not adopted a written policy nor targets relating to the identification and nomination of women directors, the Board of Directors does take into consideration a nominee's potential to contribute to diversity within the Board of Directors.  Given that diversity is part of determining the overall balance, which includes gender, the Board has not adopted a gender specific policy target.
The Nominating Committee recognizes the value of diversity.  Currently, the Board of Directors is comprised of male Directors; however, the Board continues to consider female nominees for any Board of Directors vacancies, provided that such nominees meet the needs of the Company in relation to her attributes and skills.
Consistent with the Company's approach to diversity at the Board level, the Company's hiring practices include consideration of diversity across a number of areas, including gender.  Currently all of the executive officer positions of the Company, including its major subsidiaries, are held by men. The Company does not have a target number of women executive officers.  Given the small size of its executive team, the Company believes that implementing targets would not be appropriate.  However, in its hiring practices, the Company considers the level of representation of women in executive officer positions.
Board Committees
The Board of Directors has eight standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee, the Nominating Committee, the Disclosure Committee, the Technical Committee, the Strategic Planning Committee and the Life of Mine Committee.  The Board also constitutes ad hoc committees from time to time for particular purposes.
Audit Committee
The Audit Committee is comprised of Messrs. Johan Holtzhausen, Leigh A. Wilson and John L. Kelly and is chaired by Mr Holtzhausen.  The members of the Audit Committee, the internal accounting staff and the external auditors have unrestricted direct access to, and communication with, each other to assist them in carrying out their respective duties.  The Audit Committee is responsible for reviewing and making recommendations to the Board on:
1.	financial statements and the related reports of management and external auditors;
2.	accounting and financial reporting procedures and methods;
3.	internal audit procedures and reports, and matters relating to external auditors, including the appointment and terms of engagement of external auditors and their reports relating to accounting, financial and internal audit matters.
The Board has adopted a "Charter of the Audit Committee" which is attached as Appendix "B".

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company's website.  Financial information is provided in the Company's comparative financial statements prepared and audited to December 31, 2015 and in its annual MD&A dated as of March 18, 2016.
Copies of any of the documents described in the Circular are available on the Company's website.  They also can be obtained by contacting the Company at:
43/45 La Motte Street
St Helier, Jersey, JE4 8SD Channel Islands
Phone: +44 1534 702 800
email: info@caledoniamining.com

APPROVAL
The content of this Circular has been approved by the Board.
DATED as of the 21st day of April, 2016.
By order of the Board of Directors of Caledonia Mining Corporation Plc
(signed) "Leigh A. Wilson"

Leigh A. Wilson
Chairman

APPENDIX "A"
CALEDONIA MINING CORPORATION PLC
FORM 58‑101F1
CORPORATE GOVERNANCE DISCLOSURE
CALEDONIA MINING CORPORATION PLC

1. (a)	Board of Directors Disclose the identity of Directors who are independent.

The Company has determined that 4 of its current 6 Directors are "independent", within the meaning of NI 58‑101.  The following Directors are "independent":
‑ James Johnstone
‑ Johan Holtzhausen
‑ John Kelly
‑ Leigh Wilson

(b)	Disclose the identity of Directors who are not independent, and describe the basis for that determination.	Each of Steven Curtis and Mark Learmonth is not "independent" within the meaning of NI 58‑101. Messrs. Curtis and Learmonth are full‑time paid executive officers of the Company.
(c)	Disclose whether or not a majority of Directors are independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.	As per (a) and (b) above, a majority of the Directors are "independent", within the meaning of NI 58‑101.
(d)	If a Director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the Director and the other issuer.	The only Director who acts as a director of other reporting issuers and the names of the reporting issuers are: Johan Holtzhausen – DRDGOLD Limited
(e)
Disclose whether or not the independent Directors hold regularly scheduled meetings at which non‑independent Directors and members of management are not in attendance.  If the independent Directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent Directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent Directors.

The Company holds one regularly scheduled in‑person Board meeting annually, held in conjunction with the annual general meeting of Shareholders, occasional other in‑person meetings and a number of regularly scheduled or special telephone conference Board meetings each year.  The agendas of these meetings occasionally include the holding of a meeting "in camera" which excludes participation by Mr Curtis and Mr Learmonth as Directors representing management of the Company.  Open and candid discussion is encouraged at all meetings.  Meetings only include meetings of the independent Directors if such a meeting is requested by an independent Director. In 2015 there was a total of 9 meetings of the Board of Directors.

(f)
Disclose whether or not the chair of the Board is an independent Director. If the Board has a chair or lead Director who is an independent Director, disclose the identity of the independent chair or lead Director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead Director that is independent, describe what the Board does to provide leadership for its independent Directors.

Leigh Wilson, the Chairman of the Board, is independent. The Chairman of the Board has the responsibility of overseeing the efficient operation of the Board and its committees.
(g)	Disclose the attendance record of each Director for all Board meetings held since the beginning of the issuer's most recently completed financial year.

The Company held 9 Board meetings in 2015. Each Director attended all of the Board meetings in 2015, other than Messrs. Johnstone and Holtzhausen who attended 8 meetings; Messrs Learmonth and Henderson, both of whom served for part of 2015, attended all 6 of the meetings which took place during their tenure; Mr Patricio, who served for part of 2015, attended all 3 of the meetings which took place during his tenure.

2.	Board Mandate Disclose the text of the Board's written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.	The Company has a written Charter of the Board of Directors. It can be viewed on the Company's website.

3. (a)
Position Descriptions
Disclose whether or not the Board has developed written position descriptions for the Chair and the Chair or each Board committee. If the Board has not developed written position descriptions for the Chair and/or the Chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has established position descriptions for the Chairman of the Board as well as for the Chairs of each committee.
The primary responsibility of the Chairs is to ensure that the Board and its committees are operating effectively and meet the objectives set in their respective charters.
Committee chairs report periodically to the Board ‑ usually in Board meetings.  Chairs are expected to report in writing to the Board any matters they consider being of importance.  The composition of the committees can be found on the Company's website in the Corporate Governance section and on page 16 of the Circular.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

The Board has not established written position descriptions for the President and Chief Executive Officer of the Company.  Nevertheless they are expected to fulfill the responsibilities that normally go with those positions ‑ which includes the following key responsibilities: set the strategic direction of the Company in conjunction with the Board and then execute the strategy; provide leadership; procure the necessary financing to enable the Company to continue its planned work programs and report on a regular basis to the Board and the Shareholders.

4. (a)
Orientation and Continuing Education
Briefly describe what measures the Board takes to orient new Directors regarding
(i) the role of the Board, its committees and its Directors, and
(ii) the nature and operation of issuer's business

The normal orientation for a new Director includes meeting with the other Directors and the senior management of the Company.  The goal is to provide a new Director with a history of the Company and provide him or her with a briefing of the key strategies and issues that the Company is currently facing.  In addition, particularly if the Director is new to the role of director, the orientation also includes a briefing of his/her responsibilities, regarding the legal responsibilities of being a Director and an insider of the Company.  The orientation includes a discussion on how the Board and its committees function including the anticipated time commitments.  He/she is provided with the relevant documentation including the Company's corporate governance documents.
A new Director is invited to meet the key members of management and to study the Company's material documents and recently published materials.  All of the Directors have visited the operating mine in Zimbabwe. The Directors also undertake training with the Nomad appointed in terms of the AIM rules to ensure they are aware of the rules established for AIM listed companies.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its Directors. If the Board does not provide continuing education, describe how the Board ensures that its Directors maintain the skill and knowledge necessary to meet their obligations as Directors.

The Company does not provide continuing education for its Directors except if and when a Director makes a request. Directors are encouraged to attend relevant seminars and other educational presentations when they are available.  Other Directors periodically discuss the performance of the Directors on an informal basis.

5. (a)
Ethical Business Conduct
Disclose whether or not the Board has adopted a written code for the Directors, officers and employees.  If the Board has adopted a written code:
(i) disclose how a person or company may obtain a copy of the code;
(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
(iii)  provide a cross‑reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a Director or executive officer that constitutes a departure from the code.

The Board expects Directors and Company employees to behave ethically at all times and has adopted a written code of ethics policy, which includes a "whistleblower" provision.
A copy of the Company's Code of Business Conduct and Ethics, dated April 8, 2004, can be found on the Company's website at www.caledoniamining.com in the Corporate Governance Section.
The Board does not formally monitor compliance with the Code.  Directors maintain an informal awareness of the Code and would normally be alert to any violation of the Code.  The Board does not have any formal established procedures to alert it to any violations to the Code.
There were no reported incidents relating to the Company's Code of Ethics/whistleblower policy since its adoption in 2004.
The Board has adopted an Anti-bribery Policy that adheres to the legal requirements of all jurisdictions under which it is governed.

(b)
Describe any steps the Board takes to ensure Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or executive officer has a material interest.

Directors are required to disclose any actual or potential conflict of interest situation.  As such, the Director must excuse himself from any such discussions and refrain from voting on any such issues.  The Chair may also request that a Director excuse himself or abstain from voting on an issue if he feels that there may be a conflict.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.	None specifically, except the general prevailing awareness by the Directors that they are expected to cause the Company to maintain ethical business conduct.
6. (a)	Nomination of Directors Describe the process by which the Board identifies new candidates for Board nomination.

The Company's Nominating Committee consists of the Company's Chairman, Leigh Wilson, James Johnstone and Johan Holtzhausen.  The Nominating Committee undertakes no activities except if and when the Board determines that a new Director should or must be appointed.  However, all Directors recognize the value of having persons on the Board who can contribute ‑ and all Directors therefore have an open mandate to stay alert to identifying persons who would be potentially valuable additions to the Board and to make recommendations in that regard to the Nominating Committee.
The Nominating Committee is comprised of three independent Directors.  As to the Committee's objectivity see sub‑clause (b) above.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent Directors.  If the Board does not have a nominating committee composed entirely of independent Directors, describe what steps the Board takes to encourage an objective nomination process.
Yes
(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	See above.
7. (a)	Compensation Describe the process by which the Board determines the compensation for the issuer's Directors and officers.

The Company has prepared the compensation report "Compensation Discussion and Analysis" included in this Circular. Further discussion of the Company's compensation policy can be viewed on the Company's website

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent Directors.  If the Board does not have a compensation committee composed entirely of independent Directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
Directors' and officers' compensation is generally considered by the Compensation Committee of the Board, which comprises of four "independent" Directors.
(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The principal responsibilities of the Compensation Committee are to review the fees and compensation for the Directors, the President and Chief Executive Officer, the CFO, and the executive officers of the Company, and to prepare the executive and directors' compensation report for disclosure to Shareholders in this Circular.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's Directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

In late 2013 and early 2014 the Compensation Committee commenced consultations with consultants in Canada (Hugessen Consulting) and South Africa (Executive Search d'Afrique) regarding a revised remuneration structure that would include a base salary, short term performance payments and longer term incentives in order to align the strategic direction and goals of the Company with the remuneration structures of the NEOs. The advisors are tasked with benchmarking the remuneration policies against international norms of a peer group of companies operating both in Canada and South Africa. The final recommendations were communicated to the Compensation Committee and NEOs and were embodied in the shareholder resolution which was submitted to and was approved by Shareholders at the Annual Meeting held on May 20, 2015.

8.	Other Board Committees If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

(i) The primary role of the Corporate Governance Committee is to develop and implement corporate governance principles and policies established by the Board and to ensure that these principles are regularly reviewed, updated and adhered to.

(ii) The function of the Disclosure Committee is to maintain a current awareness of the disclosure requirements applicable to publicly traded companies and as required by the rules of the Toronto Stock Exchange and securities regulatory authorities having jurisdiction.  The Committee and its members are expected to ensure that the disclosures by the Company are in compliance with those requirements.

(iii)  The function of the Technical Committee is to communicate with management on matters of a technical nature and advise the Board as and when technical issues are discussed that require the Board to resolve a course of action.

(iv)  The function of the Strategic Committee is to understand, analyse, formulate and monitor the strategic direction proposed by management to the Board.

(v)  The function of the Life of Mine Committee is to monitor the implementation of the Revised Investment Plan at Blanket Mine.

9.
Assessments
Disclose whether or not the Board, its committees and individual Directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual Directors are performing effectively.

Neither the Board, the Committees nor individual Directors are regularly assessed with respect to their effectiveness and contribution.  In the annual Board meetings held in conjunction with the annual general meeting there is discussion of the performance of the Board and the Committees.

10.
Director Term Limits and Other Mechanisms of Board Renewal
Disclose whether or not the issuer has adopted term limits for the Directors on its Board or other mechanisms of Board renewal and, if so, include a description of those Director term limits or other mechanisms of Board renewal. If the issuer has not adopted Director term limits or other mechanisms of Board renewal, disclose why it has not done so.
See page 15 of the Circular under "Director Tenure"
11.
Policies Regarding the Representation of Women on the Board
(a) Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women Directors. If the issuer has not adopted such a policy, disclose why it has not done so.
(b) If an issuer has adopted a policy referred to in (a), disclose the following in respect of the policy:
(i) a short summary of its objectives and key provisions,
(ii) the measures taken to ensure that the policy has been effectively implemented,
(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and
(iv) whether and, if so, how the Board or its nominating committee measures the effectiveness of the policy.
See page 16 of the Circular under "Diversity".
12.
Consideration of the Representation of Women in the Director Identification and Selection Process
Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the issuer does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the issuer's reasons for not doing so.
See page 16 of the Circular under "Diversity".
13.
Consideration Given to the Representation of Women in Executive Officer Appointments
Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If the issuer does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the issuer's reasons for not doing so.
See page 16 of the Circular under "Diversity".

14.
Issuer's Targets Regarding the Representation of Women on the Board and in Executive Officer Positions
(a) For purposes of this Item, a "target" means a number or percentage, or a range of numbers or percentages, adopted by the issuer of women on the issuer's board or in executive officer positions of the issuer by a specific date.
(b) Disclose whether the issuer has adopted a target regarding women on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.
(c) Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer. If the issuer has not adopted a target, disclose why it has not done so.
(d) If the issuer has adopted a target referred to in either (b) or (c), disclose:
(i) the target, and
(ii) the annual and cumulative progress of the issuer in achieving the target.
See page 16 of the Circular under "Diversity".
15.
Number of Women on the Board and in Executive Officer Positions
(a) Disclose the number and proportion (in percentage terms) of Directors on the issuer's board who are women.
(b) Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women.
See page 16 of the Circular under "Diversity".

APPENDIX "B"
CALEDONIA MINING CORPORATION PLC
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
(As adopted November 9, 2006)
I.	Purpose
The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Caledonia Mining Corporation Plc ("Caledonia") is to assist the Board in its oversight of the:
-	integrity, adequacy and timeliness of Caledonia's financial reporting and disclosure practices;
-	processes for identifying the principal financial risks of Caledonia and the control systems in place to monitor them;
-	compliance with legal and regulatory requirements related to financial reporting; and
-	independence and performance of Caledonia's independent external auditors ("Auditors").
The Committee shall be constituted and perform its activities in compliance with all applicable governmental and securities laws, regulations and rules ("Rules").
The Committee's role is one of oversight. The financial statements are the responsibility of Management. The Auditors are responsible for performing an audit and expressing an opinion on the fair presentation of Caledonia's financial statements in accordance with generally accepted accounting principles.
II.	Authority
1.	The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may require the Auditors as well as any officer of Caledonia, or Caledonia's outside counsel, to attend a meeting of the Committee or to meet with any Members of the Committee ("Members"), or consultants to the Committee;
2.	The Committee shall have unrestricted access to Caledonia's books and records;
3.	The Committee has authority to:
(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;
(b)	set and pay the compensation for any advisors engaged by the Audit Committee; and
(c)	communicate directly with the internal and external auditors.
III.	Composition and Meetings
1.	The Committee and its Members shall meet all applicable legal, regulatory and listing requirements;
2.	Members and the Chairperson shall be appointed by the Board and may be removed by the Board in its discretion. The Committee will be appointed annually at the first Board meeting following the annual meeting; and in the absence of such appointment, and pending such appointment, the Committee shall continue to be comprised of its existing members;

3.	The Committee shall be comprised of three or more Directors, one of whom shall serve as the Chairperson;
4.	Each member of the Committee shall satisfy the applicable laws and regulations, and the rules of any stock exchange or market upon which the shares of Caledonia are listed or proposed to be listed for trading (hereinafter generally called the "Stock Exchange"), and each member shall be independent as defined by the Rules and free from any relationship that, in the opinion of the Board, could reasonably be expected to interfere with the exercise of his or her independence from Management or the Auditors;
5.	All Members shall be, or promptly after appointment shall become, financially literate as defined by the Rules;
6.	The Committee shall meet, at the discretion of the Chairperson or a majority of the Members, as circumstances dictate or as may be required by applicable legal or listing requirements, and a majority of the Members shall constitute a quorum;
7.	If and whenever a vacancy shall exist, the remaining Members may exercise all of its powers and responsibilities so long as a quorum remains in office;
8.	Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose; actions of the Committee may be taken by an instrument or instruments in writing signed by all of the Members, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose; in the case of a tie the Chairperson shall have a second or tie‑breaking vote;
9.	The Committee shall maintain minutes of meetings and periodically report to the Board on significant results of the Committee's activities;
10.	The Committee may invite such other persons to its meetings as it deems appropriate;
11.	The Auditors will have direct access to the Committee on their own initiative;
12.	The Chairperson of the Committee ("Chairperson"), or other Member so designated by the Committee may represent the Committee to the extent permitted by applicable legal and listing requirements; and
13.	The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.
IV.	Responsibilities
A. With Respect to financial disclosure documents:
1.	The Committee shall review Caledonia's interim unaudited and annual audited financial statements and report thereon to the Board prior to their being filed with the appropriate regulatory authorities or published or distributed. With respect to the financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of Management with Management and the Auditors as and when the Committee deems it appropriate to do so;
2.	The Committee shall review Management's Discussion and Analysis relating to annual and interim financial statements, and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to them being filed with the appropriate regulatory authorities or published or distributed;

3.	The Committee shall review Management's earnings releases relating to annual and interim financial statements prior to them being filed with the appropriate regulatory authorities or published or distributed;
4.	The Committee shall review the post‑audit or management letter containing the recommendations of the Auditors and Management's response and subsequent follow‑up to any identified weaknesses;
5.	The Committee shall review the evaluation of internal controls by the Auditors, together with Management's response;
6.	The Committee shall meet no less frequently than annually separately with the Auditors and Caledonia's Chief Financial Officer to review Caledonia's accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deems appropriate;
7.	The Committee shall be directly responsible for overseeing the work of the Auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Caledonia, including the resolution of disagreements between management and the Auditors regarding financial reporting;
8.	The Committee must pre‑approve all non‑audit services to be provided to Caledonia or its subsidiary entities by the Auditors;
9.	The Committee must be satisfied that adequate procedures are in place for the review of Caledonia's public disclosure of financial information extracted or derived from Caledonia's financial statements, other than the public disclosure referred to in sub‑clauses 1, 2 and 3 of Clause IV.A above, and must periodically assess the adequacy of those procedures;
10.	The Committee must establish procedures for:
(a)	the receipt, retention and treatment of complaints received by Caledonia regarding accounting, internal accounting controls, or auditing matters; and
(b)	the confidential, anonymous submission by employees of Caledonia of concerns regarding questionable accounting or auditing matters; and
11.	The Committee must review and approve Caledonia's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
B. With Respect to the Auditors
1.	The Auditors are ultimately accountable to the shareholders of Caledonia. The Board has the authority to nominate the Auditors to be proposed for shareholder approval in any proxy statement. The Board will set the compensation for the Auditors ‑ but only after the Committee has given its recommendations as to their compensation;
2.	The Committee shall review the performance of the Auditors;
3.	The Auditors must report directly to the Committee;
4.	The Committee shall annually recommend to the Board the appointment or reappointment of the Auditors, or, as appropriate, the discharge or replacement of the Auditors when circumstances warrant;

5.	The Committee shall be responsible for ensuring that the Auditors submit to the Committee (on a periodic basis) a formal written statement delineating all relationships between the Auditors and Caledonia. The Committee is responsible for discussing with the Auditors any disclosed relationships or services that may impact the objectivity and independence of the Auditors and for recommending that the Board take appropriate action in response to the Auditor's report to satisfy itself of the Auditor's independence; and
6.	The Committee shall review the Auditor's audit plan, including scope, procedures and timing of the audit.
C. Other Committee Responsibilities
The Committee shall perform any other activities consistent with this Charter and any governing law or regulations as the Committee or the Board deems necessary or appropriate, including:
1.	Conducting or authorizing investigations into any matters that the Committee believes is within the scope of its responsibilities; and
2.	Making enquiries of management and the Auditors to identify significant business, political, financial and control risks and exposures and to assess the steps management has taken to minimize such risks.